Exhibit 12.1

Ritter Pharmaceuticals, Inc.

Statement Regarding the Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2012, 2013, 2014, and 2015, and the six months ended June 30, 2016. As the ratios of earnings to fixed charges and ration of fixed charges and accretion of discount on preferred stock indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of (i) loss from continuing operations before income taxes, and (ii) fixed charges. Fixed charges consist of interest expense, amortization of debt issue costs and an estimate of the interest portion of rent expense.

	Year Ended December 31,				Six Months Ended June 30,
	2012	2013	2014	2015	2016
Earnings:
Net Loss	$(3,425,840)	$(2,095831)	$(2,473,465)	$(8,787,771)	$(7,267,922)
Add: Fixed charges	27,593	10,346	216,746	3,855	2,676
Earnings as defined	$(3,398,247)	$(2,085,485)	$(2,256,719)	$(8,783,916)	$(7,265,246)
Fixed Charges and Preferred Stock Accretion:
Interest expense	$24,478	$6,076	$213,516	$—	$ ―
Estimated interest within rental expense¹	3,115	4,270	3,230	3,855	2,676
Fixed charges as defined	27,593	10,346	216,746	3,855	2,676

Accretion of discount on preferred stock	—	—	8,580	63,283	—

Combined fixed charges and accretion of discount on preferred stock	$27,593	$10,346	$225,326	$67,138	$2,676

Ratio of earnings to fixed charges²	—	―	—	―	—

Deficiency of earnings to cover fixed charges	$(3,425,840)	$(2,095,831)	$(2,473,465)	$(8,787,771)	$(7,267,922)

Ratio of fixed charges and accretion of discount on preferred stock²	—	—	—	—	—

Deficiency of earnings to cover fixed charges and accretion of discount on preferred stock	$(3,425,840)	$(2,095,831)	$(2,482,045)	$(8,851,054)	$(7,267,922)

(1) Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

(2) We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges or fixed charges and accretion of discount on preferred stock for such periods and we are unable to disclose a ratio of earnings to fixed charges or ration of fixed charged and accretion of discount on preferred stock for such periods.